UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

COUGAR HOLDINGS INC.
(Name of small business issuer in its charter)

Nevada (State or jurisdiction of incorporation or organization)	46-0484576 I.R.S. Employer Identification No.

10655 NE 4th Street, Suite 400
Bellevue, WA 98004
(Address of principal executive offices)

Issuers telephone number (604) 879-9001

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities to be registered pursuant to Section 12(g) of the Act.

200,000,000 shares of common stock, $.001 par value
(Title of Class)

PART I

Item 1. Description of Business

Business Development

Cougar Holdings Inc. was incorporated in the State of Nevada on June 2, 1999.  We are an exploration stage company engaged in the exploration of 3 mining properties.  We maintain our statutory registered agent's office at 1000 East William Street, Suite 204, Carson City, Nevada, and our business office is 10655 NE 4th Street, Suite 400, Bellevue, WA, 98004. Our telephone number is (604) 879-9001.

Business of Registrant

General

We are an exploration stage company formed to explore our three properties in Canada for the presence of gemstones. Activities to date have consisted solely of the staking of mining claims and some exploration and development.  We have not yet developed any mining properties into a producing mine, nor have we earned revenue from any of the properties.  There is no assurance that a commercially viable mineral deposit exists on our property. Further exploration will be required before a final evaluation as to the economic feasibility is determined.

We have interests in three properties which we may explore.  The three interests consist of a 100% interest in each of the WCT1, WC1 and WC2 mineral properties located near the city of Vernon, British Columbia, Canada.  None of our properties contain a known commercially viable deposit suitable for mining.

Mineral Claims

The WCT1 Claim - Vernon area, southeastern British Columbia

The WCT1 is not a producing property.  It is currently dormant.  We have, to date, no revenue from mining operations on The WCT1 claim.

The WCT1 claim consists of the following mineral claim, located within the Vernon Mining District:

Claim Name	Tenure Number	Units	Record Date

WCT1	391700	20	01/31/02

There is no history of any significant mineral deposits at the WCT1 claim, but the claim is in close proximity to the Klinker Precious Opal Prospect sometimes referred to as the Ewer-Klinker Prospect, the first significant discovery of precious opal in British Columbia and in Canada.

The WCT1 claim is recorded in Mr. Cook's name and held in trust for Cougar Holdings, Inc. by Mr. Cook in order to minimize fees.

The WC1 and WC2 Claims

The WC1 and WC2 claims are not producing properties.  They are both currently dormant.  We have, to date, no revenue from mining operations on the WC1 and WC2 claims.

The WC1 and WC2 claims were staked, together with the WCT1 claim, on January 31, 2002.

The WC1 and WC2 claims consist of the following mineral claims, located within the Vernon Mining District:

Claim Name	Tenure Number	Units	Record Date

WC1	391701	20	01/31/02
WC2	391702	20	01/31/02

There is no history of any significant mineral deposits regarding the WC1 and WC2 claims, but they are in close proximity to the Klinker Precious Opal Prospect sometimes referred to as the Ewer-Klinker Prospect, the first significant discovery of precious opal in British Columbia and in Canada.

The WC1 and WC2 claims are recorded in Mr. Cook's name and held in trust for Cougar Holdings Inc. by Mr. Cook in order to minimize fees.

Background

All Canadian lands and minerals which have not been granted to private persons are owned by either the federal or provincial governments in the name of Her Majesty.  Ungranted minerals are commonly known as Crown minerals.  Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located.  In the case of the Company's property, that is the province of British Columbia.  In the 19th century the practice of reserving the minerals from fee simple Crown grants was established.  Legislation now ensures that minerals are reserved from Crown land dispositions.  The result is that the Crown is the largest mineral owner in Canada, both as the fee simple owner of Crown lands and through mineral reservations in Crown grants.  Most privately held mineral titles are acquired directly from the Crown.  The Company's three properties are examples of such acquisitions.  Accordingly, fee simple title to the Company's properties resides with the Crown.  The Company's claims are mining leases issued pursuant to the British Columbia Mineral Act.  The lessee has exclusive rights to mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward.

The property is unencumbered and there are no competitive conditions which affect the property.  Further, there is no insurance covering the property and we believe that no insurance is necessary since the property is unimproved and contains no buildings or improvements.

To date we have not performed any work on the property.  We are presently in the exploration stage and we cannot guaranty that a commercially viable mineral deposit, a reserve, exists in the property until further exploration is done and a comprehensive evaluation concludes economic feasibility.

WCT1 Mineral Claim

Location and Access

The WCT1 claim is a Four-Post Mineral claim located 23 kilometers north of Vernon and 15 kilometers south of Falkland in the Okanagan region of south-central British Columbia.  The claim rests on the Thompson Plateau at 50 degrees 22 minutes 27 seconds North Latitude and 119 degrees 35 minutes 17 seconds West Longitude near the headwaters of Ewers Creek. Ewers Creek flows east 8.5 kilometers where it joins Equesis Creek (Six Mile Creek) south to the north arm of Okanagan Lake.  Siwash Rock Mountain and Pinaus Lake lie 4.5 kilometer northeast and 6 kilometers north of the claims respectively.

Access to the claim is gained by driving south on Westside Road to Six Mile Road, 10.3 kilometers to the McGregor Main Logging Road and west 13.5 kilometers to the southern part of the claim.

Topography and Physiography

The topographic relief is steep on the west and northern half of the property as it lies at or near the bottom of the Ewers Creek Canyon.  From here the terrain rises in a series of vertical cliffs 25 - 50 meters in height.

Property History

No history of any note has been found regarding the area covering the WCT1 claim but it is in close proximity to the Klinker Precious Opal Prospect.

The Klinker and Ewer claims were staked in 1991 and 1992 by R.W. York-Hardy to cover the first significant discovery of precious opal in British Columbia and in Canada.  In 1995 and 1996, the deposit was bulk sampled using mechanized equipment. Numerous nodules and veins of precious opal have been located in several pits on the site. To date a total of 24 claims have been staked at this site.

Property Geology

The WCT1 claim is situated in the southern end of a large Tertiary Basin, 30 kilometers wide and 150 kilometers long, stretching from Trepanier on the west side of Okanagan Lake northwest to the South Thompson River just east of Kamloops.  This basin overlie the paleosufaces of the Thompson Group.

The WCT1 claim is underlain by the volcanic and sedimentary rocks of the Kamloops Group with the dominant lithology located as outcrop on the property being the basal members of the Tranquille Formation of the Kamloops Group.  An angular unconformity found in Ewer Creek canyon marks the paleosuface of the Upper Paleozoic sedimentary and volcanics of the Harper Ranch Group on which the Kamloops Group is laid.  This unconformity dips gently to the west at about 10 degrees.

WC1 and WC2 Mineral Claims

Location and Access

The WC1 and WC2 claims are Four-Post Mineral claims located 21 kilometers north of Vernon and 16 kilometers south southwest of Falkland in the Okanagan region of south-central British Columbia.  The claims rest on the Thompson Plateau centered at 50 degrees 21 minutes 27 seconds North Latitude and 119 degrees 31 minutes 17 seconds West Longitude (UTM Co-Ordinates 5581000 N. 320000 E.) near Ewers Creek. Ewers Creek flows east 2.5 kilometers where it joins Equesis Creek (Six-Mile Creek) south to the north arm of Okanagan Lake.  Siwash Rock Mountain and Pinaus Lake lie 1.0 kilometer north and 7 kilometers northwest of the claims respectively.

Access to the claim is gained by driving south on Westside Road to Six Mile Road, 10.3 kilometers to the McGregor Main Logging Road and west 7.0 kilometers to the central part of the claim.

Topography and Physiography

The topographic relief throughout most of the claims is steep as a result of the two large canyons housing Ewer and McGregor Creeks. The northern half of the WC1 property lies at or near the bottom of the Ewers Creek Canyon.  From here the terrain rises in a series of vertical cliffs 10 - 20 meters in height from an elevation of 875 meters (2400 ft.) above sea level to the gently rolling Thompson Plateau with a maximum elevation of 1433 meters (4700 ft.) on the southern edge of the WC2 claim.

Vegetation includes birch, spruce and minor hemlock and cedar, with local areas containing the typical open bush and dry grass of the Okanagan Valley.  Exploration is arduous due to the topography and a large amount of deadfall contained on the slopes. Where logged there is undergrowth of tag alder.

Property History

No history of any note has been found regarding the area covering the WC1 and WC2 claims but they are in close proximity to the Klinker Precious Opal Prospect.

The Klinker and Ewer claims were staked in 1991 and 1992 by R.W. York-Hardy to cover the first significant discovery of precious opal in British Columbia and in Canada.  In 1995 and 1996, the deposit was bulk sampled using mechanized equipment.  Numerous nodules and veins of precious opal have been located in several pits on the site.  To date a total of 24 claims have been staked at this site.

Property Geology

The WC1 and WC2 claims are situated in the Quesnel Terrain or Quesnellia; the most eastern of the clearly allochthonous terranes in the Canadian Cordillera.  This Quesnel Terrane lies in the eastern Intermontane belt between the metamorphic Omineca Crystalline Belt on the east and the oceanic rocks of the Cache Creek Terrane to the west.  It occupies the lowest consists of two parts; the Harper Ranch Subterrane to the northwest and the Okanagan Subterrane to the southeast.  The Harper Ranch Group occupies the lowest recognized stratigraphic unit of Quesnellia.

The Harper Ranch Subterrane includes Paleozoic arc-volcanic, limestone, clastic rocks containing highly altered andesites, volcanoclastics and associated mudstones, argillites and massive limestone originally mapped as the eastern facies of the Cache Creek Group by Jones (1949). Subsequent mapping and stratigraphy work by Smith (1976), following Sada and Danner's (1976) reference to the Harper Ranch beds, gave it the name of the Harper Ranch Group.

The southern half of the WC2 claim exposes a portion of the eastern side of a large Tertiary Basin, 30 kilometers wide and 150 kilometers long, stretching from Trepanier on the west side of Okanagan Lake northwest to the South Thompson River just east of Kamloops.

The geology of the WC1 and WC2 claims consist largely of the volcanics and associated volcanoclastic lapilli tuffs with minor calcareous argillites of the Carboniferous / Permian Harper Ranch Group.  An unconformity marks the paleosurface of the Harper Ranch Group onto which the volcanoclastic sediments of the Tranquille Formation and the basalt / andesites of the Dewdrop Formation of the Kamloops Group is laid.  This unconformity dips to the west at 10 degrees transect the WC2 claim in a northwest-southeast direction.

A large portion of the WC1 and WC2 claims are underlain by the volcanic and sedmentary rocks of the Harper Ranch Group with the dominant lithology located as outcrop on the property being the andesite flows, top-flow breccias and associated lapilli tuffs.  General strike of these units is 340 degrees.  Two bands calcareous argillites with minor siltstones mark the sides of a tightly folded syncline whose axial plane strikes parallel to the general trend at 340 degrees and appears to plunge to the northwest.  The lapilli tuff and argillite unit on the western edge of the syncline is intensely deformed and it appears to be compressed from the west.  There was not enough outcrop exposure to ascertain predominate fault structures within the Harper Ranch Group but liniments see in air photos are possibly late faulting associated with a downthrow on the western side.  Ewer and McGregor Creeks follow old regional fault structures that are generally strike east-west.

Our Proposed Exploration Program

Our success depends upon finding mineralized material.  Mineralized material is a mineralized body which has been delineated by appropriate spaced drilling or underground sampling to support sufficient gemstones to justify removal.  If we don't find mineralized material or we cannot remove mineralized material, either because we do not have the money to do it or because it is not economically feasible to do it, we will cease operations and you will lose your investment.

In addition, we may not have enough money to complete our exploration of our property.  If it turns out that we do not have enough money to complete our exploration program, we will need to raise additional funds from a private placement or loans.  At the present time, we have not made any plans to raise additional money and there is no assurance that we would be able to raise additional money in the future.  If we need additional money and cannot raise it, we will have to suspend or cease operations.

We must conduct exploration to determine what amount of minerals, if any, exist on our properties and if any minerals which are found can be economically extracted and profitably processed.

Our property is undeveloped raw land.  Exploration and surveying has not yet been initiated.  To our knowledge, the property has never been mined.

Before gemstone retrieval can begin, we must explore for and find mineralized material.  After that has occurred we have to determine if it is economically feasible to remove the mineralized material.  Economically feasible means that the costs associated with the removal of the mineralized material will not exceed the price at which we can sell the mineralized material.  We cannot predict what that will be until we find mineralized material.  We do not know if we will find gemstones.  Our exploration program is designed to economically explore and evaluate our properties.  We do not claim to have any minerals or reserves whatsoever at this time on any of our properties.

We intend to implement an exploration program and intend to proceed in the following three phases: Phase 1 will begin with research of the available geologic literature, personal interviews with geologists, mining engineers and others familiar with the prospect sites.  We have recently begun this phase of the exploration process on our properties.

When the research is completed, our initial work will be augmented with geologic mapping, geophysical testing and geochemical testing of our claims.  If an apparent mineralized zone is identified and narrowed down to a specific area by the studies, we will begin trenching the area.

Trenches are generally approximately 150 ft. in length and 10-20 ft. wide.  These dimensions allow for a thorough examination of the surface of the vein structure types generally encountered in the area.  They also allow easier restoration of the land to its pre-exploration condition when we conclude our operations.  Once excavation of a trench is completed, samples are taken and then analyzed for economically potential minerals that are known to have occurred in the area.  Careful interpretation of this available data collected from the various tests aid in determining whether or not the prospect has current economic potential and whether further exploration is warranted.

Phase 1 will take about 3 months and cost up to $20,000.

Phase 2 involves an initial examination of the underground characteristics of the vein structure that was identified by Phase 1 of exploration.  Phase 2 is aimed at identifying any mineral deposits of potential economic importance.  The methods employed are:

 more extensive trenching
 more advanced geophysical work
 drift driving

Drift driving is the process of constructing a tunnel to take samples of minerals for testing.  Later, the tunnel can be used for mining minerals.  The geophysical work gives a general understanding of the location and extent of mineralization at depths that are unreachable by surface excavations and provides a target for more extensive trenching and core drilling.  Trenching identifies the continuity and extent of mineralization, if any, below the surface.  After a thorough analysis of the data collected in Phase 2, we will decide if the property warrants a Phase 3 study.

Phase 2 will take about 3 months and cost up to $40,000.

Phase 3 is aimed at precisely defining the depth, the width, the length, the tonnage and the value per ton of any mineral body.  This is accomplished through extensive drift driving.  Phase 3 will take about 6 months and cost up to $80,000.

The breakdown of estimated times and dollars for each phase was made by the board of directors.

We do not intend to interest other companies in the property if we find mineralized materials.  We intend to try to develop the reserves ourselves.

If we are unable to complete any phase of exploration because we do not have enough money, we will cease operations until we raise more money.  If we cannot or do not raise more money, we will cease operations.

We cannot provide you with a more detailed discussion of how our exploration program will work and what we expect will be our likelihood of success.  That is because we have a piece of raw land and we intend to look for gemstones.  We may or may not find any mineralized material.  We hope we do, but it is impossible to predict the likelihood of such an event.

We will not move on to a subsequent phase until the phase we are working on is completed.  We do not have any plan to take the Company from phase 3 exploration to revenue generation as it is impossible to project revenue generation at this stage.

Competitive Factors

The gemstone mining industry is fragmented.  We compete with other exploration companies looking for gemstones.  We are an infinitely small participant in the gemstone mining market.  While we compete with other exploration companies, there is no competition for the exploration or removal of mineral from our property.

We hold no material patents, licenses, franchises or concessions.

Regulations

Our mineral exploration program is subject to the Canadian Mineral Tenure Act Regulation.  This act sets forth rules for:

locating claims
posting claims
working claims
reporting work performed

We are also subject to the British Columbia Mineral Exploration Code which tells us how and where we can explore for minerals.  We must comply with these laws to operate our business.  Compliance with these rules and regulations will not adversely affect our operations.

Environmental Law

We are also subject to the Health, Safety and Reclamation Code for Mines in British Columbia.  This code deals with environmental matters relating to the exploration and development of mining properties.  Its goals are to protect the environment through a series of regulations affecting:

1. Health and Safety
2. Archaeological Sites
3. Exploration Access

We are responsible for providing a safe working environment, to not disrupt archaeological sites, and to conduct our activities to prevent unnecessary damage to the property.

We will secure all necessary permits for exploration.  If development is warranted on the property, we will file final plans of operation before we start any mining operations.  We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation.  No endangered species will be disturbed.  Restoration of the disturbed land will be completed according to law.  All holes, pits and shafts will be sealed upon abandonment of the property.  It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

We are in compliance with the act and will continue to comply with the act in the future.  We believe that compliance with the act will not adversely affect our business operations in the future.

Employees

At present, we have no full or part-time employees.  Cougar is presently managed by Terry G. Cook and Cam Dalgliesh, our officers and directors.  Messrs. Cook and Dalgliesh do not have employment agreements with us.  Mr. Cook devotes approximately 25% of his time to our operations and Mr. Dalgliesh devotes approximately 5% of his time to our operations.  We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt such plans in the future.  There are presently no personal benefits available to any employees.  Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties.

Reports to Security Holders

After we complete this registration, we will not be required to furnish you with an annual report and we will not be voluntarily sending you an annual report.  Our annual reports will include audited financial statements.  Shareholders wishing to receive an annual report may request one by contacting our principal executive offices.

We will be required to file reports with the SEC under section 15(d) of the Securities Act.  The reports will be filed electronically. The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K.

You may read copies of any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet site that will contain copies of the reports we file electronically.  The address for the SEC Internet site is http://www.sec.gov.

Item 2. Management's Discussion and Analysis or Plan of Operation

This discussion contains forward looking statements that involve risks and uncertainties.  Our actual results could differ materially from those discussed in this registration.  We are an exploration stage company with no operations to date.  Our ability to develop a profitable mining operation is subject to substantial risks.

Cougar Holdings is incorporated in the state of Nevada.  Cougar owns gemstone properties that it wishes to explore and develop.

We have minimal cash and have not yet developed any producing mines.  We have no history of earnings.  There can be no assurance that we will be profitable.  Since we have been an exploration stage company since inception and have not generated revenues, we operate with minimal overhead.  We will need to raise additional funds in the next 12 months, either in the form of an advance or an equity investment by our President; or in the form of equity investment by outside investors.

There are no preliminary agreements or understandings between Cougar Holdings and its officers and directors, or affiliates, or lending institutions with respect to any loan agreements.

There are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities by Cougar Holdings.

We are currently seeking full-reporting status with the U.S. Securities & Exchange Commission, so that Cougar may be in a significantly better position to attract equity capital.  Future equity financing may result in substantial dilution to purchasers.

Management continues to assess the viability of further exploration on our existing mineral properties, namely: the WCT1, WC1, and WC2 properties in southeastern British Columbia in which we hold a 100% interest.  Exploration work to date involves prospecting, by a professional geologist, on all three properties: WCT1, WC1 and WC2.

With respect to the WCT1 property, 10 distinct geological units were recognized in the course of prospecting and a total of 7 rock samples were taken.  These were assayed for any economic minerals.  The most mafic endmember of the volcanic group, referred to as Unit 2, was anomalous in Ni/Co/Cr.  No other samples were anomalous.  While no economic minerals have been found in the prospecting performed to date on the WCT1 property, the prospecting geologist concluded that future exploration should be concentrated on the eastern half of the WCT1 claim.  Within the altered red and purple colored lahar and lapilli tuff found west of the Klinker Prospect on the eastern boundary of WCT1, there is abundant agate with minor opal.  Fresh rock is needed to see if precious opal exists.  It is worth noting that the Klinker Prospect was made after the outcrop was ripped with a bulldozer.  It has been recommended by our geologist that several areas of mineralization be tested by bulldozer ripping.

With respect to the WC1 and WC2 properties, 11 distinct geological units were recognized in the course of prospecting.  While no rock samples were taken, field mapping has been performed to determine the geology, stratigraphy, and structure in two areas in a geological unit known as the Harper Ranch Group.  Those two areas are:

1. The canyon of Ewer's Creek in the Northern section of WC1 and

2. The Eastern sections of both WC1 and WC2 east and south of the road near the legal corner post and south into the McGregor Creek Canyon.

Two angular unconformities were seen within the mapping area.  The upper unconformity marks a boundary between the upper massive limestone and lower volcanoclastic sequences of the Harper Ranch Group.  The second unconformity marks the paleosurface on which the sediments and volcanics of the Kamloops Group are laid.  This unconformity dips gently to the west at about 10 degrees.

While no economic minerals have been found in the prospecting performed to date on the WC1 and WC2 properties, the prospecting geologist concluded that a geophysical survey be performed to isolate fault planes to assist in the mapping.

We have not conducted any product research and development and have no plans to conduct any product research and development over the next fiscal year.

We currently have no plans for purchase or sale of any plant or any significant equipment.

We do not expect any significant changes in the number of employees.

Liquidity and Capital Resources

Our financial statements are stated in U.S. Dollars, and are prepared in accordance with Generally Accepted Accounting Principles or GAAP.

Our cash and marketable securities at June 30, 2002 were $10,200, compared to our June 30, 2001 balance of $0.

The Company maintains its cash balances in an interest bearing account at one financial institution, Sterling Savings Bank, located in Point Roberts, Washington.  The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.  At June 30, 2002, there were no uninsured cash balances.

Cougar had a working capital position of $10,200 at June 30, 2002, compared to our working capital position of $0 at June 30, 2001.

Operating cash flow was ($0) in fiscal 2002, compared to our negative operating cash flow of ($1,240) in fiscal 2001.

We have, for the past three years, financed our activities through advances and equity investments by our president.  The timing of such distributions was dependent on our requirements and the economic climate.  We anticipate having to raise additional funds by equity issuance in the next several years.  We do not expect to generate material revenue from mining operations, or to achieve self-sustaining commercial mining operations for several years.

The Company plans to fund its future operations through additional sales of its unregistered common stock as necessary, although there can be no assurance the Company will be successful in its efforts to sell its common stock.

In the fiscal year ended June 30, 2002, the Registrant completed three private placements totaling 590,000 shares of common stock at a price of $0.02 per share.  The Registrant issued these 590,000 common shares to directors & officers for gross proceeds of $11,800.

Our history of equity financings are described below:

On June 2, 1999, we issued common stock for cash in the form of 1 common share at $1 per share for a total of $1.

On August 1, 2000, we issued 1,600,000 common shares at $0.0025 per share for a total of $4,000, issued to extinguish a related party payable.

On March 7, 2001, we issued 1,200,000 common shares at $0.0025 per share for a total of $3,000, issued to extinguish a related party payable.

On January 31, 2002, we issued 80,000 common shares at $0.02 per share for a total of $1,600, issued to extinguish a related party payable.

On June 30, 2002, we issued 10,000 common shares at $0.02 per share for a total of $200.

On June 30, 2002, we issued 500,000 common shares at $0.02 per share for a total of $10,000.

As of June 30, 2002, Cougar Holdings Inc. had 3,390,001 common shares outstanding.

Our ability to realize assets and discharge liabilities is dependent on continued funding from companies controlled by the president, the receipt of additional funds from investors, and the establishment of successful operations.

Material increases or decreases in our liquidity are substantially determined by the success or failure of our exploration programs.

Results of Our Operations

We had $0 revenue for the fiscal year ended June 30, 2002 compared to $0 revenue for the fiscal year ended June 30, 2001.

We recorded a net loss of ($2,803) for the fiscal year ended June 30, 2002, compared to a net loss of ($20,785) for the fiscal year ended June 30, 2001.

Our net loss of ($2,803) in Fiscal 2002 resulted from revenues of $0, mineral property expenses of $1,464 and administrative expenses of $1,339. Our net loss of ($20,785) in Fiscal 2001 resulted from revenues of $0 and administrative expenses of $20,785.  These administrative expenses consisted primarily of management fees of $18,000 and legal expenses of $1,586.  The management fees of $18,000 were payable to Hudson Capital Corporation, a company controlled by Mr. Terry G. Cook, the President of Cougar Holdings Inc.

Significant Uncertainties

Mineral exploration projects may be subject to substantial regulatory hurdles, as well as financing and economic uncertainties.  It is uncertain whether we can finance the additional funds necessary to complete development work and bring a property into production.  There is also no assurance that the properties will prove to be profitable if they are brought into production.

Staking Of WCT1, WC1 and WC2 Properties

Cougar Holdings has staked three mineral properties known as the WCT1 and the WC1 and WC2 mineral claims.  These claims are strategically located, as they are adjacent to the Ewer-Klinker property which contains the first significant discovery of precious opal in British Columbia and in Canada.

In staking the WCT1, and WC1 and WC2 properties, Cougar Holdings acquired the legal title to minerals in the WCT1, WC1 and WC2 mineral claims, which are recorded claims in the Vernon Mining Division, Province of British Columbia and which are issued and administered by the Mineral Titles Branch, Ministry of Energy and Mines of the Province of British Columbia, Canada.

A mineral claim conveys to the holder the right to all minerals or placer minerals as defined in the Mineral Tenure Act of British Columbia, and which were available at the time of location or staking or have subsequently become available under the terms of the Act.

Cougar does not own the fee simple to these properties.  The fee simple is held by the Province of British Columbia.

Additional information on mineral titles in British Columbia can be found on the web site maintained by the Mineral Titles Branch being: http://www.em.gov.BC.ca/mida.

The Mineral Tenure Act of British Columbia can be viewed over the internet at the following web-site: http://www.qp.gov.BC.ca/statreg/stat/M/96292_01.htm.

Variation in Operating Results

None of our properties are yet in production, and consequently, the properties do not produce any revenue.  As a result, there is little variation expected in operating results from year to year.  Little is to be expected until such time, if any, a production decision is made on one of our properties.

Management periodically reviews results with the assistance of mining professionals.  Decisions to abandon, reduce or expand exploration efforts are based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.

Possible Dilution to Shareholders

Our plan of operation calls for us to finance business expansion and acquisitions by issuing securities.  Any issue of stock or securities convertible into common stock could result in significant dilution to present and prospective holders of our common shares.

Securities Market Risk and the Penny Stock Risk

Cougar's stock is subject to "penny stock" rules as defined in the1934 Securities and Exchange Act rule 3151-1.  The Securities & Exchange Commission regulates broker-dealers transactions in penny stocks.  Penny stocks, with some exceptions, are equity securities with a price of less than $5.00.  Penny stock rules require a broker-dealer to deliver to a prospective purchaser a standardized disclosure document that provides information about penny stocks and the risks of the penny stock market.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction.  Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Bid and offer quotations, and broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting a transaction.  The broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement.  In addition, the disclosure requirements above may reduce trading activity in the secondary market for penny stocks.

Transaction costs with purchases and sales of penny stocks are likely to be higher than those for other securities.

Fluctuations in our quarterly operating results may cause our stock price to decline.

We plan to retain earnings.  We have very limited resources and do not anticipate paying dividends on our common stock for the foreseeable future.

Known Trends

Due to the lack of working capital and to the significant operating losses, it is uncertain whether we can continue to exist unless additional working capital is obtained.  These trends or conditions could have a material adverse effect on our financial position and future results of operations.  We intend to raise sufficient working capital through equity financing or reorganization.

Inflation

Our results of operations have not been significantly affected by inflation.  Management does not expect inflation to have a material impact on our operations in the future.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," collectively, the Statements.  These Statements drastically change the accounting for business combinations, goodwill and intangible assets.  Companies are required to adopt Statement 142 in their fiscal year beginning after December 15, 2001.  The Company anticipates that the adoption of these Statements will not have a material affect on its financial statements.

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations," which provides accounting requirements for retirement obligations associated with tangible long-lived assets.  The Company anticipates that the adoption of this statement will not have a material affect on its financial statements.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which will be effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years.  SFAS No. 144 requires that long-lived assets to be disposed of by sale be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations.  The Company anticipates that the adoption of this statement will not have a material affect on its financial statements.

Item 3. Description of Property

Office Facilities

The Company's executive offices are currently located at 10655 NE 4th Street, Suite 400, Bellevue, WA 98004 in an area comprised of approximately 200 square feet.  The space is provided at no cost to the Company by the President and any resulting rent expense if the space were rented to the Company would be immaterial.  The Company considers the facilities adequate for current purposes.

Details regarding our interests in mining properties are discussed in a previous item entitled Description of Business.

Item 4. Security Ownership of Certain Beneficial Owners and Management

As of the close of business on October 31, 2002 based on information available to us, the following persons owned beneficially more than 5% of our outstanding common shares:

5% or Greater Shareholders

Title of	Name and Address	Amount and Nature of	Percent of
Class	of Beneficial Owner	Beneficial Ownership	Class (1)

Common	Terry Cook	3,380,001	99.71%
	10655 NE 4th Street, Suite 400
	Bellevue, WA 98004

(1)    Based on 3,390,001 shares of common stock outstanding as of October 31, 2002.

The table below lists as of October 31, 2002, all of our directors and executive officers who beneficially owned our voting securities and the amount of our voting securities owned by the directors and executive officers as a group.

Security Ownership of Management

Title of	Name and Address	Amount and Nature of	Percent of
Class	of Beneficial Owner	Beneficial Ownership	Class (1)

Common	Terry G. Cook, President and Director	3,380,001	99.71%
	10655 NE 4th Street, Suite 400
	Bellevue, WA 98004

Common	Cam Dalgliesh, Director	10,000	0.29%
	1574 Gulf Road, #1505,
	Point Roberts, WA 98281

Total Directors and Officers		3,390,001	100.00%

(1)    Based on 3,390,001 common shares outstanding as of October 31, 2002.

Item 5. Directors and Executive Officers, Promoters and Control Persons

Directors and Executive Officers

Our directors and executive officers, their respective positions and ages, and the year in which each director was first elected, are set forth in the following table.  Each director has been elected to hold office until the next annual meeting of shareholders and thereafter until his successor is elected and has qualified.  Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors.  Officers of the Company serve at the will of the Board of Directors.  There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person.  Additional information concerning each of these individuals follows the table.

Directors and Executive Officers

Name	Age	Positions(s)	Director Since

Terry G. Cook	53	President, Director	June 1999

Cam Dalgliesh	59	Director	June 1999

Terry G. Cook - Mr. Cook is our President and a Director.  He has been employed with us since June 1999.  His responsibilities include general management and financial management.  Mr. Cook is a graduate of Harvard Business School where he received an MBA in 1974.  Since 1978 he has been the President and a Director of Stanford Capital, Inc. (formerly Westridge Capital Inc.), a management and investment company.  Mr. Cook has over 20 years experience in creating and building small and medium sized businesses and real estate ventures as a result of his work with Stanford Capital , Inc.  Mr. Cook is currently an officer and a director of Leopard Capital, Inc., a reporting company incorporated in Nevada.

Cam Dalgliesh - Mr. Dalgliesh is a Director.  His responsibilities include assisting Mr. Cook in our general administration and planning.  Mr.Dalgliesh has a Bachelor of Arts Degree.  He is an independent businessman with experience in several small and medium sized businesses, including Factory Direct Sports, a direct marketing company which markets all types of sporting goods.  Mr. Dalgliesh is currently an officer and a director of Leopard Capital, Inc. a reporting company incorporated in Nevada.

Conflicts of Interest

Members of the Company's management are associated with other firms, including Leopard Capital, Inc.  Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company.   Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a portion of each person's time to the Company's affairs.

The officers and directors of the Company are now  and  may  in  the future become shareholders, officers or directors of other companies that may be engaged  in  additional business activities similar to those  conducted  by  the Company.  Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities.  Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise.  The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention.

The officers and directors are, so long as  they  are  officers or directors of the Company, subject to the restriction that  all  opportunities which come to their attention, either in the performance of their duties or in any other  manner, will be considered opportunities of, and be made available to the Company and the companies that  they are affiliated with on an equal basis.  A breach of this requirement will be a breach of the fiduciary duties of the officer or director.

If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity,  then said officers and directors would abstain from negotiating and voting upon the opportunity.   However, all directors may still individually take advantage of opportunities if the Company should decline to do so.   Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Significant Employees

We have no employees at this time.  Cougar is managed by its directors and executive officers.

Family Relationships

There is no family relationship between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

There have been no legal proceedings involving either our directors or executive officers during the past five years that are material to an evaluation of the ability or integrity of any director or executive officer of Cougar Holdings Inc.

Item 6. Executive Compensation

Hudson Capital Corporation accrued compensation of $48,000 from Cougar Holdings for management and administrative services since Cougar's inception on June 2, 1999.  Mr. Terry G. Cook is the President and major shareholder of Hudson Capital Corporation.

During Fiscal 2002 ended June 30, 2002, no director or executive officer received or accrued compensation, cash or otherwise, in excess of  $60,000.  We did not set aside or accrue any funds during Fiscal 2002 to provide pension, retirement or similar benefits for directors or executive officers.

Long-Term Compensation

Not Applicable

Summary Compensation Table

The following table sets forth the compensation paid by us to our principal executive officer for fiscal years ending June 30, 2002, 2001 and 2000.

SUMMARY COMPENSATION TABLE
		Annual compensation			Long-term compensation
					Awards		Payouts
Name and principal position	Year	Salary ($)	Bonus ($)	Other annual compen- sation ($)	Restricted stock award(s) ($)	Securities under- lying options/ SARs (#)	LTIP payouts ($)	All other compen- sation ($)

Terry G. Cook, President	2002	0	0	0	0	0	0	0

Terry G. Cook, President	2001	0	0	18,000 (1)	0	0	0	0

Terry G. Cook, President	2000	0	0	30,000 (1)	0	0	0	0

(1) Accrued and outstanding

No compensation is payable to directors of the Company in connection with attendance at board meetings, except as to such directors who also serve as officers of the Company in capacities other than directors and/or officers.  At this time, no other compensation has been scheduled for any other member of the Board of Directors of officers of the Company.

Future compensation of officers will be determined by the Board of Directors based upon financial condition and performance of the Company, the financial requirements of the Company, and upon individual performance of each officer.  The Board of Directors intends to insure that the salaries paid to the Company's officers and employees are reasonable and prudent and are based upon both the financial condition and performance of the Company and upon the performance of the individual officers.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7. Certain Relationships and Related Transactions

We have no formal plan for compensating our directors for their service as directors.

During Fiscal 2002 ended June 30, 2002, no Director or Executive Officer received or accrued compensation, cash or otherwise, in excess of  $60,000.

None of the persons who were our directors or officers last fiscal year, none of the insiders, and none of the associates or affiliates of those persons, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, other than as disclosed below, and further described in note 5 and note 6 in the audited financial statements dated June 30, 2002.

Hudson Capital Corporation has accrued compensation of $48,000 from Cougar Holdings for management and administrative services since Cougar's inception on June 2, 1999.  Terry G. Cook is the President and major shareholder of Cougar Holdings and Hudson Capital Corporation.

Cougar's liabilities at June 30, 2002 totaled $48,503, all non-current, all payable to Hudson Capital Corporation.  The liabilities at June 30, 2001 totaled $48,275, all non-current, all payable to Hudson Capital Corporation.

Item 8. Description of Securities

Common Stock

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share.  The holders of our common stock:

have equal ratable rights to dividends from funds legally available if and when declared by your board of directors;

are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this registration, when issued, will be fully paid for and non-assessable.  We refer you to our Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada, for a more complete description of the rights and liabilities of holders of our securities.  The applicable statutes of the State of Nevada can be obtained from the Internet from the Nevada Law Library at http://www.leg.state.nv.us/Law1.cfm ..

There are 3,390,001 shares of common stock outstanding, as of the date of this registration statement.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Cash Dividends

As of the date of this prospectus, we have not paid any cash dividends to stockholders.  The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions.  It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Anti-Takeover Provisions

There are no Nevada anti-takeover provisions that may have the effect of delaying or preventing a change in control.

Stock Transfer Agent

Our Company's transfer agent is Madison Stock Transfer, Inc., 1813 East 24th Street, Brooklyn, NY 11229.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock does not trade on any exchange or any Over-the-Counter Electronic Bulletin Board.

The Company's shares of common stock are restricted securities under the Securities Act of 1933.  Madison Stock Transfer (located in Brooklyn, New York) is the registrar and transfer agent for the common stock.

On June 30, 2002, the shareholders' list for the Company's common shares showed two registered shareholders and 3,390,001 shares outstanding.

No dividends have been paid or declared by us since inception.

Item 2. Legal Proceedings

Cougar Holdings Inc. does not know of any material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceedings or pending litigation.

Item 3. Changes in and Disagreements with Accountants

We have had no changes in or disagreements with our accountants required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities

During the past three years, the Registrant has sold the following securities which were not registered under the Securities Act of 1933, as amended.

Name and Address	Date	Shares	Consideration

Terry Cook	06/02/99	1	$1
10655 NE 4th Street, Suite 400
Bellevue, WA 98004

Terry Cook	08/01/00	1,600,000	$4,000
10655 NE 4th Street, Suite 400
Bellevue, WA 98004

Terry Cook	03/07/01	1,200,000	$3,000
10655 NE 4th Street, Suite 400
Bellevue, WA 98004

Terry Cook	01/31/02	80,000	$1,600
10655 NE 4th Street, Suite 400
Bellevue, WA 98004

Cam Dalgliesh, Director	06/30/02	10,000	$200
1574 Gulf Road, #1505,
Point Roberts, WA 98281

Terry Cook	06/30/02	500,000	$10,000
10655 NE 4th Street, Suite 400
Bellevue, WA 98004

For each of the above share issues we relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act.  No underwriters were used, nor were any brokerage commissions paid in connection with the above share issues.

Item 5. Indemnification of Directors and Officers

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1. Article 12 of the Articles of Incorporation of the company, filed as Exhibit 3.1 to the Registration Statement.

2. Article 11 of the Bylaws of the company, filed as Exhibit 3.2 to the Registration Statement.

3. Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making the company responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Part F/S

  Item 1. Audited Financial Statements (Year ended June 30, 2002)

           DECORIA,
MAICHEL
& TEAGUE
A PROFESSIONAL SERVICES FIRM

Report of Independent Certified Public Accountants

Board of Directors
Cougar Holdings Inc.
(An Exploration Stage Company)

We have audited the accompanying balance sheets of Cougar Holdings Inc. (An Exploration Stage Company) as of June 30, 2002 and 2001, and the related statement of operations, stockholders' deficit, and cash flows for the years ended June 30, 2002 and 2001; and for the period from inception on June 2, 1999 to June 30, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cougar Holdings Inc. (An Exploration Stage Company) as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years ended June 30, 2002 and 2001; and for the period from inception on June 2, 1999 to June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DeCoria, Maichel & Teague P.S.

/s/ Decoria, Maichel & Teague P.S.

Spokane, Washington
September 6, 2002

Cougar Holdings Inc.
(An Exploration Stage Company)

TABLE OF CONTENTS

Page

Balance Sheets, June 30, 2002 and 2001 ...............................................................................	1

Statements of Operations .......................................................................................................	2

Statement of Changes in Stockholders' Deficit for the
period from inception on June 2, 1999 through June 30, 2002 .................................................	3

Statement of Cash Flows ........................................................................................................	4

Notes to Financial Statements .................................................................................................	5-11

Cougar Holdings Inc.
(An Exploration Stage Company)
Balance Sheets
June 30, 2002 and 2001

ASSETS

	2002	2001

Current assets:
Cash	$ 10,200	$ 0
Total current assets	10,200	0

Fixed assets:
Equipment, net of accumulated depreciation of
$2,314 and $1,339, respectively	2,562	3,537

Total assets	$ 12,762	$ 3,537

LIABILITIES AND STOCKHOLDERS' DEFICIT

Non-current liabilities:
Related party payables	$ 48,503	$ 48,275
Total liabilities	$ 48,503	$ 48,275

Stockholders' deficit
Common stock, $0.001 par value;
200,000,000 shares authorized; 3,390,001
and 2,800,001, shares issued
and outstanding, respectively	3,390	2,800
Additional paid-in capital	15,411	4,201
Accumulated deficit incurred during
the exploration stage	(54,543)	(51,739)
Total stockholders' deficit	(35,741)	(44,738)

Total liabilities and stockholders' deficit	$ 12,762	$ 3,537

The accompanying notes are an integral part of these financial statements.

1

Cougar Holdings Inc.
(An Exploration Stage Company)
Statements of Operations

	For the period
	from inception
	on June 2, 1999	For the year	For the year
	to June 30,	ended June 30,	ended June 30,
	2002	2002	2001

Operating expenses:

Mining property expenses	$ 1,464	$ 1,464	$ 0
General and administrative expenses	53,078	1,339	20,785
	54,542	2,803	20,785

Net loss	$ 54,542	$ 2,803	$ 20,785

Net loss per share-basic	$ 0.04	$ 0	$ 0.01

Weighted average common
shares outstanding-basic	1,521,031	2,834,397	1,831,869

The accompanying notes are an integral part of these financial statements.

2

Cougar Holdings Inc.
(An Exploration Stage Company)
Statements of Changes in Stockholders' Deficit
For the period from inception on
June 2, 1999 through June 30, 2002

				Accumulated
				Deficit
				incurred
			Additional	during the
	Common Stock		Paid-in	Exploration
	Shares	Amount	Capital	Stage	Totals

Inception, June 2, 1999

Sale of common stock for
cash ($1.00 per share)	1	-	$ 1		$ 1

Net loss				$ (30,954)	(30,954)

Balance, June 30, 2000	1	$ -	1	(30,954)	(30,953)

Common stock issued for	2,800,000	2,800	4,200		7,000
related party payable

Net loss				(20,785)	(20,785)

Balance, June 30, 2001	2,800,001	2,800	4,201	(51,739)	(44,738)

Common stock issued for
cash ($0.02 per share)	510,000	510	9,690		10,200

Common stock issued for
related party payable	80,000	80	1,520		1,600

Net loss				(2,803)	(2,803)

Balance, June 30, 2002	3,390,001	$ 3,390	$ 15,411	$ (54,542)	$ (35,741)

The accompanying notes are an integral part of these financial statements.

3

Cougar Holdings Inc.
(An Exploration Stage Company)
Statements of Cash Flows

	For the period
	from inception
	on June 2, 1999	For the year	For the year
	to June 30,	ended June 30,	ended June 30,
	2002	2002	2001

Cash flows from operating activities:
Net loss	$ (54,542)	$ (2,803)	$ (20,785)
Adjustments to reconcile net loss to net
cash used by operating activities
Depreciation	2,314	975	975
Change in:
Related party payables	57,104	1,828	21,050
Net cash used by operating activities	4,876	0	1,240

Cash flows from investing activities:
Purchase of equipment	(4,876)	0	(1,240)
Net cash used by investing activities	4,876)	0	(1,240)

Cash flows from financing activities:
Sales of common stock	10,200	10,200	0
Net cash provided by financing activities	10,200	10,200	0

Net change in cash	10,200	10,200	0

Cash, beginning of period	0	0	0

Cash, end of period	$ 10,200	$ 10,200	$ 0

The accompanying notes are an integral part of these financial statements.

4

Cougar Holdings Inc.
(An Exploration Stage Company)
Notes to Financial Statements

1.       Description of Business

Cougar Holdings Inc. (the "Company") is a Nevada Corporation that was formed on June 2, 1999.  The Company was organized to explore properties in British Columbia, Canada, for gemstones and other commercial grade minerals.

The financial statements are presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time.  The Company has incurred operating losses since its inception, has a stockholders' deficit, and no recurring sources of revenue.  These conditions raise substantial doubt as to the Company's ability to continue as a going concern.

Management's plans for the continuation of the Company as a going concern include financing the Company's operations through advances from related parties and sales of its unregistered common stock.  There are no assurances, however, with respect to the future success of these plans.  The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.       Summary of Significant Accounting Policies

Exploration stage enterprise

The Company's financial statements are prepared using the accrual method of accounting and according to the provisions of Statement of Financial Accounting Standards No. 7, "Accounting for Development Stage Enterprises," as it devotes substantially all of its efforts to acquiring and exploring gemstone properties in British Columbia, Canada.  Until such properties are acquired and developed the Company will continue to prepare its financial statements and related disclosures in accordance with entities in the exploration stage.

Cash and cash equivalents

For the purposes of the balance sheets and statements of cash flows, the Company considers all highly liquid investments purchased, with an original maturity of three months or less, to be a cash equivalent.

5

Cougar Holdings Inc.
(An Exploration Stage Company)
Notes to Financial Statements, Continued:

2.       Summary of Significant Accounting Policies, Continued:

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Income taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered.  A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.

Net loss per share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income and loss statements, for all entities with complex capital structures.  Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities.  At June 30, 2002 and 2001, the Company had no outstanding stock options, warrants, and other convertible securities, accordingly, only basic EPS is presented.

Regulatory matters

The Company and its mineral property interests are subject to a variety of Canadian national and provincial regulations governing land use, health and safety, and environmental matters.  The Company's management believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company.

Exploration and development costs

Exploration costs and development costs of mineral properties that do not add net realizable value, are charged to operations as incurred.

6

Cougar Holdings Inc.
(An Exploration Stage Company)
Notes to Financial Statements, Continued:

2.       Summary of Significant Accounting Policies, Continued:

Foreign currency translation

The Company holds interests in three mineral claims in British Columbia, Canada.  Accordingly, the Company translates the monetary assets and liabilities related to its Canadian operations at the period-end exchange rate while nonmonetary assets and liabilities are translated at historical rates.  Income and expense accounts are translated at the average exchange rate for each period.  Translation adjustments and transaction gains and losses are reflected in the net loss for the period.

Impaired asset policy

The Company periodically reviews its long-lived assets when applicable to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable.  The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts.

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," collectively, the Statements.  These Statements drastically change the accounting for business combinations, goodwill and intangible assets.  Companies are required to adopt Statement 142 in their fiscal year beginning after December 15, 2001.  The Company anticipates that the adoption of these Statements will not have a material affect on its financial statements.

In June 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations," which provides accounting requirements for retirement obligations associated with tangible long-lived assets.  The Company anticipates that the adoption of this statement will not have a material affect on its financial statements.

In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which will be effective for financial statements issued for fiscal years beginning after December 15, 2001.  SFAS No. 144 requires that long-lived assets to be disposed of by sale be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations.  The Company anticipates that the adoption of this statement will not have a material affect on its financial statements.

7

Cougar Holdings Inc.
(An Exploration Stage Company)
Notes to Financial Statements, Continued:

2.       Summary of Significant Accounting Policies, Continued:

New accounting pronouncements, continued:

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections."  This statement culminates the current requirements that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement.  Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent, in accordance with the current GAAP criteria for extraordinary classifications.  In addition, SFAS No. 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sales-leaseback accounting rules.  The statement also contains other nonsubstantive corrections to authoritative accounting literature.  The rescission of SFAS No. 4 is effective in fiscal years beginning after May 15, 2002.  The amendment and technical corrections of SFAS No. 13 are effective for transactions occurring after May 15, 2002.  All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002.  The Company believes that the adoption of SFAS No. 145 will not have a material impact on its results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs.  SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. FAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred.  SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value.  Accordingly SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized.  SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.  The Company believes that the adoption of SFAS No. 146 will not have a material impact on its results of operations or financial position.

Fair values of financial instruments

The carrying amounts of financial instruments including cash, and related party payables, approximated their fair values as of June 30, 2002 and 2001.

Start-up expenses

The Company has adopted Statement of Position No. 98-5, "Reporting the Costs of Start-Up Activities," which requires that costs associated with start-up activities be expensed as incurred.  Accordingly, start-up costs associated with the Company's formation have been included in the Company's general and administrative expenses for the period from inception on June 2, 1999 to June 30, 2002.

8

Cougar Holdings Inc.
(An Exploration Stage Company)
Notes to Financial Statements, Continued:

2.       Summary of Significant Accounting Policies, Continued:

Equipment

Equipment is stated at the lower of cost or estimated net realizable value and are depreciated using the straight-line method over its estimated useful life (five years).  Maintenance and repairs are charged to operations as incurred.  Betterments of a major nature are capitalized.  When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

3.       Mineral properties

The Company has interests in three mineral properties known as the WCT1 and the WC1 and WC2 mineral claims, located in the Vernon Mining Division, Province of British Columbia.  The claims were staked during fiscal year 2002 and issued and administered by the Mineral Titles Branch, Ministry of Energy and Mines of the Province of British Columbia, Canada.  In connection with establishing the claims the Company incurred costs totaling $1,463 that are reflected in the Company's operating expenses.  None of the Company's properties contain a known commercially viable deposit suitable for mining.

4.       Income Taxes

The Company recorded no income tax provision for the years ended June 30, 2002 and 2001, as during those years only net losses were incurred.  At June 30, 2002 and 2001, the Company had deferred tax assets of approximately $18,700 and $17,700, respectively, resulting from net income tax operating loss carryforwards of approximately $55,000 and $52,000, at June 30, 2002 and 2001, respectively.  The deferred tax assets were calculated using a statutory rate of 34% and were fully reserved for, as the Company's management is uncertain whether it is "more likely than not" that the assets will be utilized at this stage of the Company's development.

5.       Stockholders' Equity

Common stock

Upon the Company's inception on June 2, 1999, the Company's board of directors resolved to authorize 200,000,000 shares of its $0.001 par value common stock.

9

Cougar Holdings Inc.
(An Exploration Stage Company)
Notes to Financial Statements, Continued:

5.       Stockholders' Equity, Continued:

Common stock issued for cash

The Company was initially capitalized at its inception by the sale of one share of its common stock for $1 to Terry Cook, the Company's president and a director.  During the fiscal year ended June 30, 2002, the Company sold 510,000 shares of its common stock to Mr. Cook and a director of the Company for $10,200 or $0.02 per share.

Common stock issued for related party payable

During the years ended June 30, 2002 and 2001, the Company issued 80,000 and 2,800,000 shares, respectively, of its common stock to Mr. Cook in satisfaction of $7,000 and $1,600, respectively, of amounts payable to Hudson Capital Corporation ("Hudson"), a company controlled by Mr. Cook.  (See Note 6)

6.       Related Party Transactions

The Company's operations have been financed through advances from related parties and sales of common stock to related parties.  In addition to the transactions described in Note 5, the following table schedules the Company's transactions with related parties:

	For the period
	from inception on
	June 2, 1999	For the year	For the year
	to June 30,	ended June 30,	ended June 30,
	2002	2002	2001

Beginning balance	$ 0	$ 48,275	$ 34,225
Payable to related party for
management services	48,000	0	18,000
Advances from related party	9,103	1,828	3,050
Conversions to common stock	(8,600)	(1,600)	(7,000)
Ending balance	$ 48,503	$ 48,503	$ 48,275

10

Cougar Holdings Inc.
(An Exploration Stage Company)
Notes to Financial Statements, Continued:

6.       Related Party Transactions, Continued:

Hudson has provided management and office services to the Company since its inception that have been accrued in related party payables.  Related party advances consists of amounts paid by Hudson on the Company's behalf to fund operating activities.  Hudson has agreed not to demand payment on any of the Company's related party payables until July 1, 2003.  During the years ended June 30, 2002 and 2001, the Company issued its common stock at $0.0025 per share in satisfaction of $1,600 and $7,000 of related party payables, respectively.  None of the Company's related party payables accrue interest.

11

PART III

Item 1. Index to Exhibits
Item 2. Description of Exhibits

Exhibit Number	Description of Exhibits

3.1	Articles of Incorporation
3.2	Bylaws
4.1	Front of Sample Common Stock Certificate
4.2	Back of Sample Common Stock Certificate
10.1	Declaration of Trust
10.2	WCT1 Mining Claim
10.3	WC1 Mining Claim
10.4	WC2 Mining Claim

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

COUGAR HOLDINGS INC. (Registrant)
Date: November 12, 2002	By: /s/ Terry G. Cook Terry G. Cook, President

CERTIFICATIONS

Principal Executive Officer Certification

I, Terry G. Cook, certify that:

1.  I have reviewed this annual and periodic report on Form 10-SB of Cougar Holdings Inc.;

2.  Based on my knowledge, this annual and periodic report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual and periodic report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual and periodic report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual and periodic report;

4.  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual and periodic report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual and periodic report (the "Evaluation Date"); and

c) presented in this annual and periodic report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.  The registrant's other certifying officers and I have indicated in this annual and periodic report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 12, 2002

 /s/ Terry G. Cook

President

Principal Financial Officer Certification

I, Terry G. Cook, certify that:

1.  I have reviewed this annual and periodic report on Form 10-SB of Cougar Holdings Inc.;

2.  Based on my knowledge, this annual and periodic report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual and periodic report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual and periodic report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual and periodic report;

4.  The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual and periodic report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual and periodic report (the "Evaluation Date"); and

c) presented in this annual and periodic report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.  The registrant's other certifying officers and I have indicated in this annual and periodic report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 12, 2002

 /s/ Terry G. Cook

Chief Financial Officer